Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 11, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on July 11, 2005, entitled "Developing new Norwegian Sea field".

Developing new Norwegian Sea field

Statoil has today, 11 July, submitted a plan for development and operation (PDO) of Tyrihans on behalf of the licensees in this Norwegian Sea field to the Ministry of Petroleum and Energy.

The oil and gas field will be developed with five subsea templates, including one for seawater injection, and with wellstream processing on Statoil’s Kristin platform. Tyrihans is scheduled to come on stream in 2009, when spare capacity will be available on the Kristin installation.

“This field calls for extensive technology development, but the work still needing to be done is felt to be at an acceptable level,” says Ståle Gjersvold, project manager for Tyrihans.

Pressure support will be ensured by injecting gas from Statoil’s Åsgard development to supplement the template dedicated to seawater injection.

“Extensive use will be made of multilateral wells,” explains Mr Gjersvold. “We’ll also be advancing our smart well technology to improve recovery from subsea-developed fields.”

Gas from Tyrihans will be exported via Kristin and the Åsgard Transport trunkline to Kårstø north of Stavanger, while oil and condensate are stored on the Åsgard C vessel for export by ship. Tyrihans is expected to yield recoverable reserves of about 182 million barrels (29 million cubic metres) of oil and condensate and 34.8 billion cubic metres of rich gas.

Total development costs are estimated to be just under NOK 14 billion (nominal).

The Tyrihans templates will lie in roughly 300 metres of water about 35 kilometres south-east of the Kristin platform.

A 43-kilometre pipeline linking these structures with Kristin will be electrically heated to inhibit the formation of hydrate (a kind of hydrocarbon ice).
The PDO envisages a total of 12 wells, including nine for production, two for gas injection and one for injecting unprocessed seawater.

“This project combines all our knowledge and innovative technology for improved recovery from subsea-developed fields,” says Mr Gjersvold.

“It will set a new standard from bringing such developments on stream.”

The Transocean-owned Transocean Arctic rig has been chartered for drilling and completion work.

Tyrihans will be operated by the Kristin operations organisation at Statoil’s Stjørdal offices near Trondheim in mid-Norway.

Statoil has a 46.8 per cent holding in the field. Its partners are Total with 26.51 per cent, Norsk Hydro 12 per cent, Eni Norge 7.9 per cent and ExxonMobil 6.75 per cent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: Junly 11, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer